UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 28 2013
Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 North Legacy Ridge Drive Suite 300
(No. and Street)

Liberty Lake (City) WA (State) 99019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sally Mann (509) 747-9144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
McDirmid, Millelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 West Sprague Suite 300 (Address) Spokane (City) WA (State) 99204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

13015123

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/8/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom L Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Securities Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SALLY MANN
COMMISSION EXPIRES
NOTARY
PUBLIC
4-10-2015
STATE OF WASHINGTON

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2012 and 2011

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2012 and 2011

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the

entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen + Secrest, P.S.

February 5, 2013
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2012 and 2011

ASSETS	2012	2011
Cash	$ 501,541	$ 485,366
Segregated cash	39,000	5,000
Accounts receivable from customers	232	2,717
Concessions receivable	19,547	20,030
Officer receivable	5,227	3,680
Secured demand notes receivable collateralized by marketable securities	450,000	450,000
Deposit and prepaid expense	4,025	9,620
Deposits with clearing brokers	58,000	49,000
DTCC common stock	7,201	8,479
Cash surrender value of officers' life insurance	22,967	28,477
Property and equipment, net	31,649	41,882
	$ 1,139,389	$ 1,104,251
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to brokers and dealers	$ 47,093	$ 3,223
Payable to customers	19,443	14,705
Accounts payable	31,913	31,300
Other liabilities	19,637	20,079
Accrued profit sharing plan contribution	97,667	92,501
Accrued payroll	114,580	55,314
Payroll and business taxes payable	4,199	3,648
Federal income taxes payable	2,232	261
Note payable	3,425	9,020
	340,189	230,051
Subordinated borrowings	450,000	450,000
Stockholders' equity:		
Common stock, $50 par value:		
Authorized, 1,000 shares;		
Issued and outstanding, 1,000 shares	50,000	50,000
Additional paid-in capital	237,883	237,883
Retained earnings	61,317	136,317
	349,200	424,200
	$ 1,139,389	$ 1,104,251

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the years ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions	$ 1,936,051	$ 1,600,286
Interest income	22,800	27,385
Other income	79,465	89,893
	2,038,316	1,717,564
Expenses:		
Salesmen salaries and commissions	826,118	517,751
Office salaries	358,640	341,104
Payroll taxes	68,101	68,957
Profit sharing plan contribution	97,667	92,501
Medical insurance	54,231	57,425
Officers' life and disability insurance	8,200	11,884
Telephone and telequote	37,799	29,436
Rent	94,165	93,659
Office supplies and postage	74,711	76,160
Data processing	124,901	127,290
Clearing costs	72,212	73,630
Regulatory fees	37,639	32,499
Business and property taxes	37,598	31,881
Dues, licenses and subscriptions	18,796	31,333
Depreciation	10,233	10,350
Equipment rental and maintenance	10,982	11,518
Professional services	28,776	28,966
Corporate insurance	8,788	8,531
Auto and travel expense	24,078	27,042
Meals and entertainment	7,852	8,114
Advertising and promotion	4,123	6,392
Bank and transfer fees	29,928	29,139
Interest expense	546	1,741
	2,036,084	1,717,303
Income before federal income taxes	2,232	261
Federal income tax expense	2,232	261
Net income	$ -0-	$ -0-

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2012 and 2011

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2011	1,000	$ 50,000	$ 237,883	$ 136,317	$ 424,200
Net income					
Balances, December 31, 2011	1,000	50,000	237,883	136,317	424,200
Net income					
Less dividends paid				(75,000)	(75,000)
Balances, December 31, 2012	**1,000**	**$ 50,000**	**$ 237,883**	**$ 61,317**	**$ 349,200**

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
for the years ended December 31, 2012 and 2011

Subordinated borrowings at January 1, 2011	$ 450,000
Increases:	
None	
Decreases:	
None	
Subordinated borrowings at December 31, 2011	450,000
Increases:	
None	
Decreases:	
None	
Subordinated borrowings at December 31, 2012	**$ 450,000**

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS
for the years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income		
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	**$ 10,233**	$ 10,350
Cash surrender value of life insurance	**5,510**	1,536
Changes in assets and liabilities:		
Segregated cash	**(34,000)**	
Net receivable from customers	**7,223**	36,613
Concessions receivable	**483**	(2,812)
Officer receivable	**(1,547)**	4,105
Deposits with clearing brokers	**(9,000)**	6,000
DTCC common stock	**1,278**	(69)
Payable to brokers and dealers	**43,870**	(550)
Accounts payable and other liabilities	**171**	(603)
Accrued profit sharing plan contribution	**5,166**	6,864
Accrued payroll	**59,266**	(66,026)
Payroll and business taxes payable	**551**	(3,055)
Federal income taxes payable	**1,971**	261
Net cash provided by (used in) operating activities	**91,175**	(7,386)
Cash flows from financing activities:		
Dividends paid	**(75,000)**	
Net increase (decrease) in cash	**16,175**	(7,386)
Cash at beginning of year	**485,366**	492,752
Cash at end of year	**$ 501,541**	$ 485,366
Supplemental disclosure of cash paid during the year for:		
Interest	**$ 546**	$ 1,741
Income taxes	**$ 261**	

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Liberty Lake, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash balances at banks which at times may be in excess of federally insured limits.

DTCC common stock is valued at cost, which approximates fair value.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives for equipment and the term of the related lease for leasehold improvements.

2. Reserve Bank Account:

In accordance with the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a special reserve bank account for the exclusive benefit of customers. In compliance with the provision, the Company segregated $39,000 and $5,000 for years ended December 31, 2012 and 2011, respectively. The required balance in this reserve account was $69,786 at December 31, 2012. On January 2, 2013 an additional $35,000 was deposited. The required balance in this reserve account at December 31, 2011 was $16,024.

3. Subordinated Borrowings:

The Company has non-interest bearing secured demand note collateral agreements in the amount of $450,000. The borrowings are in the amount of $150,000 from each of the 33.33% shareholders with a total of $450,000 due October 31, 2015. All notes are non-interest bearing and are subordinated to the claims of general creditors.

The agreements have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Property and Equipment:

A summary of property and equipment at December 31, 2012 and 2011 is as follows:

	2012	2011
Furniture and equipment	**$ 67,648**	$127,048
Leasehold improvements	**8,586**	8,586
	76,234	135,634
Less accumulated depreciation	**44,585**	93,752
	$ 31,649	$ 41,882

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2012 and 2011, the Company had net capital of $751,048 and $810,489, which was $501,048 and $560,489, respectively, in excess of its required net capital. The Company's net capital ratio was .45 to 1 and .28 to at December 31, 2012 and 2011, respectively.

6. Operating Line of Credit:

The Company has a $1,500,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders due June 30, 2013. Interest is due monthly at the bank's prime rate. There were no balances due under the line of credit agreement at December 31, 2012 and 2011.

7. Note Payable:

The Company's note payable consists of a promissory note to FINRA due $500 monthly including 6.25% interest. The note is scheduled to mature August 2013, but may be prepaid at anytime in part or in whole. The note balance was $3,425 and $9,020 as of December 31, 2012 and 2011, respectively.

8. Profit Sharing Plan:

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2012 and 2011 were $97,667 and $92,501, respectively.

9. Commitments:

The Company leases its offices in a building which is owned 27% by two of the stockholders of the Company. The lease agreement is for a term of ten years through March 31, 2018 and provides for minimum monthly rent payments of $10,666. The Company has a month to month sublease agreement of $4,000 per month. Rent expense, net of sublease payments, was $94,165 and $93,659 for the years ended December 31, 2012 and 2011, respectively.

Future minimum payments under the lease agreement are as follows:

Years ending December 31:	
2013	$127,992
2014	127,992
2015	127,992
2016	127,992
2017	127,992
Thereafter	31,998
	$671,958

10. Federal Income Taxes:

The differences between the Company's effective income tax and the statutory rate results principally from certain nontaxable income and nondeductible expenses. Federal income tax expense for the years ended December 31, 2012 and 2011was $2,232 and $261 respectively.

As of December 31, 2012, the tax years that remain subject to examination by the Internal Revenue Service are 2009 through 2012.

11. Stock Redemption Agreement:

In accordance with the Company's stock control agreement, the Company shall purchase all the shares of stock held by a stockholder in accordance with the terms and conditions as set forth in the agreement if any of the following events have occurred: (a) death of the stockholder; (b) long term disability; or (c) voluntary or involuntary termination of an employed stockholder.

The purchase price is determined as the lesser of $415 per share or the book value of the stock as of the effective date of the termination. Effective December 31, 2013, one-third of the Company's shares are scheduled to be repurchased. The expected obligation to the Company is approximately $138,000, in which $25,000 of the dividend paid during 2012 was used as partial satisfaction of the obligation.

12. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 5, 2013, the day the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

We have audited the financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of and for the year ended December 31, 2012 and have issued our report thereon dated February 5, 2013, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2, 3, 4, and 5 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, 3, 4, and 5 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules 1, 2, 3, 4, and 5 is fairly stated in all material respects in relation to the financial statements as a whole.

McDirmid, Mikkelsen & Secrest, P.S.

February 5, 2013
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Net capital:		
Stockholders' equity:		
Common stock	$ 50,000	
Additional paid-in capital	237,883	
Retained earnings	61,317	
Total stockholders' equity		**$ 349,200**
Subordinated borrowings allowable in computation of net capital		**450,000**
Total stockholders' equity and allowable subordinated borrowings		**799,200**
Deductions:		
Non-allowable assets:		
Unsecured accounts	50	
Officer receivable	5,227	
Deposit and prepaid expense	4,025	
DTCC common stock	7,201	
Property and equipment at cost, net of accumulated depreciation	31,649	
		48,152
Net capital		**751,048**
Minimum net capital required		**250,000**
Excess net capital		**$ 501,048**

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION, *Continued*
December 31, 2012

Aggregate indebtedness:		
Payable to brokers and dealers	$ 47,093	
Payable to customers	19,443	
Accounts payable	31,913	
Other liabilities	19,637	
Accrued profit sharing plan contribution	97,667	
Accrued payroll	114,580	
Payroll and business taxes payable	4,199	
Federal income taxes payable	2,232	
Note payable	3,425	
Total aggregate indebtedness		**$ 340,189**
Ratio: Aggregate indebtedness to net capital		**.45 to 1**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$ 19,443	
Customers' securities failed to receive	41,997	
Other - dividends	5,096	
Total credit items		$ 66,536
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		73
Excess of total credits over total debits		$ 66,463
Reserve requirement - 105% of total excess		$ 69,786
Amount held on deposit in Reserve Bank Account		$ 39,000
Additional deposit, January 2, 2013		35,000
New amount in Reserve Bank Account		$ 74,000

The amount of deposit in the special reserve bank account for the exclusive benefit of customers was $39,000 for the year ended December 31, 2012. On January 2, 2013, an additional $35,000 was deposited to cover the reserve requirement.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2012

Net capital:	
Net capital as reported on FOCUS REPORT	**$ 751,048**
Net capital as computed on page 14	**$ 751,048**
Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	**$ 340,189**
Aggregate indebtedness as computed on page 15	**$ 340,189**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
RECONCILIATION WITH COMPANY'S COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS INCLUDED IN PART II OF
FORM X-17A-5
December 31, 2012

Reserve requirement as reported on FOCUS REPORT	**$-0-**
Reserve requirement as computed on page 14	**$-0-**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 5
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

1.	Customer fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	**$-0-**
	Number of items	**-0-**
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary" lags which result from normal business operations" as permitted under Rule 15c3-3.	**$-0-**
	Number of items	**-0-**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

In planning and performing our audit of the financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

February 5, 2013
Spokane, Washington